EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in the joint proxy statement-prospectus constituting part of this Amendment No. 3 to the Registration Statement on Form S-4 of our report dated March 31, 2006 except for Notes 1, 2, 7, 8, 11, 13, 14, 15, and 17 as to which the date is September 28, 2006, with respect to the consolidated balance sheet (restated) of National Mercantile Bancorp and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows (restated) for the year ended December 31, 2005. We also consent to the reference to our Firm under the heading “Experts” in the joint proxy statement-prospectus.

/s/ Moss Adams LLP

Los Angeles, California

February 6, 2007